

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 15, 2017

Ann G. Fox
Chief Executive Officer
Nine Energy Service, Inc.
16945 Northchase Drive, Suite 1600
Houston, TX 77060

> **Re:** **Nine Energy Service, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2017**
> **File No. 333-217601**

Dear Ms. Fox:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2017 letter.

General

1.   Please include the information that Securities Act Rule 430A does not permit you to omit. For example, you omit tabular information at page 130 regarding selling stockholders and beneficial ownership.

Risk Factors, page 24

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could prohibit, restrict or limit hydraulic fracturing operations, page 35

2.   Please revise to eliminate the last two sentences of the second paragraph of this risk factor, as they mitigate the risk you discuss.

Selected Historical Combined Financial Data, page 57

Non-GAAP Financial Measures, page 59

3.   We note your response to prior comment five and are not in a position to agree that these costs should be characterized as non-recurring.   Please refer to Question 102.03 of the Non-GAAP Financial Measures C&DI, and revise your disclosure to comply with the guidance in Item 10(e)(ii)(B) of Regulation S-K.

4.   We note from your response to prior comment six that "all other non-FLSA litigation and settlement expenses that are associated with the Company's operations and considered ordinary course litigation are not excluded when arriving at Adjusted EBITDA." It remains unclear why the charges and settlements described in your response are "outside the ordinary course of business" and are excluded from the measure of Adjusted EBITDA. Please advise and revise your disclosure as necessary.

5.   We note you present the non-GAAP measures, EBITDA and Adjusted EBITDA for the six months ended June 30, 2014 and December 31, 2014. Please clarify why you are presenting these measures for periods that do not correspond to your financial reporting periods.

Executive Compensation, page 112

Narrative Disclosure to Summary Compensation Table, page 113

Employment Agreements, page 113

6.   We note that you have filed a "Form of Nine Energy Service, Inc. Employment Agreement for Executives" as Exhibit 10.15. Please file your executed employment agreements with Ms. Fox, Mr. Crombie, and Mr. Morgan. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Financial Statements

General

7.   Please update your financial statements and related information in the registration statement to comply with the guidance in Rule 3-12 of Regulation S-X.

Closing Comments

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Sarah Morgan
        Vinson & Elkins LLP